

13011210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549   SEC
ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III   MAR 01 2013

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SEC FILE NUMBER
8-46776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/12____   AND ENDING ____12/31/12____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

MCCRACKEN ADVISORY PARTNERS CORP.

                                                          FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
        89, Woodland C
                           (No. and Street)

Minneapolis	M N	55424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Keith McCracken   952-922-8140
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
        Michael Damsky CPA, P.C.
            (Name - If individual, state last, first, middle name)

40-3 Burt Drive	Deer Park	NY	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                                contained in this form are not required to respond unless the form
                                displays a currently valid OMS control number.



OATH OR AFFIRMATION

I, Keith McCracken , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ McCracken Advisory Partners Corporation ___ as of ___ December 31, 2012 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

SUSAN M. ALTON
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).

MCCRACKEN ADVISORY PARTNERS CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

MCCRACKEN ADVISORY PARTNERS CORPORATION
INDEX
DECEMBER 31, 2012

Facing Page

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729

Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McCracken Advisory Partners Corporation

Gentlemen:

We have audited the accompanying statement of financial condition of McCracken Advisory Partners Corporation as of December 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material aspects, the financial position of McCracken Advisory Partners Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles, the rules of the Securities and Exchanges Commission, and the Public Company Accounting Oversight Board.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 27, 2013

MCCRACKEN ADVISORY PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets

Cash and cash equivalents	$	27,173
Prepaid expenses		2,922
Loan to officers		56,063
Other assets		4,490
Total Assets	$	90,648

Liabilities And Stockholders' Equity

Liabilities

Accrued expenses and other liabilities	$	20,991
Total Liabilities		20,991

Commitments And Contingencies

Stockholders' Equity

Common stock	1,239
Additional paid in capital	368,760
Accumulated deficit	(300,342)
Total Stockholders' Equity	69,657
Total Liabilities And Stockholders' Equity	$ 90,648

The accompanying notes are an integral part of these financial statements.

NOTE 1 -- Organization

GRW Capital Corp (the Company) was incorporated in 1993 under the laws of the District of Columbia. On July 29, 2011 the Company was sold to McCracken Holdings, LLC. and changed it's name to McCracken Advisory Partners Corporation. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. .

NOTE 2 – Summary Of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Commission income and securities related revenue are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts. Investment banking, interest and dividends and other income are recorded as earned on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Income taxes:

As an S Corporation, the Company is considered to be a disregarded entity and thus not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the shareholders for tax purposes.

3

NOTE 3 -- Commitments And Contingencies & Related Party

Lease obligation

The Company occupies office space at the homes of its officers.   No rent was charged to the Company by the officers in 2012.

NOTE 4 -- Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2012, the Company had net capital of $6,181, which was $1,181 in excess of the amount required. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 3.39 to 1.

NOTE 5 – Subsequent Events

Management has evaluated all subsequent events through February 27, 2013, the date that these financial statements were available to be issued.